EXHIBIT 99.1

Bellatrix Provides an Operational Update and Announces Renewal and Extension of Its Revolving Credit Facilities

CALGARY, Alberta, June 04, 2018 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix", "our" or the "Company") (TSX:BXE) (NYSE:BXE) provides an operational update and announces the renewal and extension of its revolving credit facilities.

Bellatrix completed its first half 2018 development drilling program in February, bringing 5 gross (5.0 net) operated Spirit River wells on-stream during the first quarter.  These wells continue to outperform expected results by approximately 35% on an IP60 basis, further demonstrating the high quality nature of Bellatrix’s asset base.

Bellatrix’s infrastructure control, takeaway capacity, and market egress allow the Company to proactively manage production volumes during periods of commodity price volatility in order to optimize funds flow.  To that end, Bellatrix has curtailed production volumes of approximately 12 MMcfe/d to 24 MMcfe/d (2,000 to 4,000 boe/d) during periods of the second quarter to proactively manage the impact of weak daily AECO natural gas prices.  Bellatrix maintains ample takeaway capacity and egress to produce curtailed volumes when daily natural gas prices are higher.

Based on field estimates and current second quarter production management plans, Bellatrix anticipates second quarter average production volumes to meet its annual average guidance range of 34,000 to 35,000 boe/d, despite the impact from the previously mentioned production curtailments.  The Company plans to maintain a flexible capital program in the second half of 2018 focused on optimizing forecast return on invested capital through focused development of the Spirit River liquids rich natural gas play and higher liquids weighted opportunities in the Cardium play.  Bellatrix anticipates the resumption of drilling activity in mid-July.

The Phase 2 expansion of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”) began selling volumes March 19, 2018, and continues to perform in-line with expectations.  The turbo expander is operational on Phase 2, which was designed with a colder process, thereby enhancing natural gas liquid (“NGL”) extraction capabilities.  Total combined corporate condensate and NGL yields increased during the month of April compared with the first quarter of 2018, owing to the redirection of natural gas volumes from less efficient third-party plants into the deeper cut process at the Bellatrix Alder Flats Plant.

Bellatrix recently completed the renewal and extension of its syndicated revolving credit facilities (“Credit Facilities”) and the semi-annual redetermination of the borrowing base thereunder.  The term of the Credit Facilities has been renewed and extended for an additional year, to May 30, 2019, and remains extendible annually thereafter at the option of the Company, subject to lender approval. If not renewed in May 2019, the Credit Facilities would enter a six-month term-out period. As part of the renewal of the Credit Facilities, the borrowing base under the Credit Facilities has been confirmed at $100 million (previously $120 million), comprised of a $25 million operating facility and a $75 million syndicated facility (previously $95 million). The next semi-annual redetermination is scheduled for November 2018.  Other than approximately $57 million outstanding under the Credit Facilities as at March 31, 2018, the Company has no debt maturities until 2020, providing the Company with approximately $43 million of available liquidity, before deducting outstanding letters of credit.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com

FORWARD LOOKING STATEMENTS: Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "forecast", "believe", "expect", "position", "maintain", "continue", "plan", "future", "estimate", "intend", "strategy", "anticipate", "enhance" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning the expectation that Bellatrix has the ability to proactively manage the impact of weak daily AECO natural gas prices; the expectation that Bellatrix's ample takeaway capacity and egress will allow Bellatrix to produce curtailed volumes when daily natural gas prices are higher; expected second quarter average production volumes; the intent of the Company to maintain a flexible capital program in the second half of 2018 focused on optimizing forecast return on invested capital through focused development of the Spirit River liquids rich natural gas play and higher liquids weighted opportunities in the Cardium play; Bellatrix's anticipated resumption of field activity in mid-July; and the anticipated benefits of the Alder Flats Plant. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and dispositions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports (including, without limitation, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2017) on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

INITIAL RATES OF PRODUCTION: References in this press release to initial production or "IP" rates associated with certain wells are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. The Company cautions that such production rates should be considered to be preliminary.